UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 001-36228

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NAVIENT 401(K) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

NAVIENT CORPORATION

123 Justison Street

Wilmington, Delaware 19801

Navient 401(k) Savings Plan

Financial Statements and Supplemental Schedules

December 31, 2014

Navient 401(k) Savings Plan

December 31, 2014

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Fiduciary Committee

Navient 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of Navient 401(k) Savings Plan (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the period from April 30, 2014 (date of inception) to December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in its net assets available for benefits for the period from April 30, 2014 (date of inception) to December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of delinquent participant contributions for the period from April 30, 2014 (date of inception) to December 31, 2014 and assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP

Bethesda, Maryland

June 29, 2015

Navient 401(k) Savings Plan

Statement of Net Assets Available for Benefits

As of December 31, 2014

2014
Assets
Investments, at fair value (Note 4)	$459,132,774

Receivables:
Notes receivable from participants	9,918,410

Total receivables	9,918,410

Net assets available for benefits	$469,051,184

The accompanying notes are an integral part of these financial statements.

Navient 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Period April 30, 2014 (Date of Inception) to December 31, 2014

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 4)	$5,367,539
Dividends and interest	27,118,713

32,486,252

Interest on notes receivable from participants	214,819

Contributions
Employer	10,261,218
Participant	9,947,544
Rollover	1,534,167

21,742,929

Total additions	54,444,000

Deductions from net assets attributed to:
Benefits paid to participants	31,923,281
Administrative expenses	81,722

Total deductions	32,005,003

Net increase	22,438,997
Transfer in from Sallie Mae 401(k) Savings Plan (Note 1)	446,612,187

Net assets available for benefits
Beginning of period	—

End of period	$469,051,184

The accompanying notes are an integral part of these financial statements.

Navient 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014

1.	Plan Description

General

The Navient 401(k) Savings Plan (the “Plan”) is a defined contribution plan established for the benefit of certain eligible employees of Navient Corporation (the “Company”) (and its participating subsidiaries) who elect to participate in the Plan (the “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

The Plan covers substantially all employees of the Company and its participating subsidiaries. Eligible employees may participate in the Plan after one month of service.

Fidelity Management Trust Company (“Fidelity”) is the Plan Trustee. An affiliate of Fidelity, Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”), serves as recordkeeper.

On April 30, 2014, SLM Corporation (“SLM”) completed its plan to separate into two distinct publicly-traded entities—an education loan management, servicing and asset recovery business, the Company, and a consumer banking business, SLM. In conjunction with the separation, the Company established a new defined contribution plan for the benefit of certain eligible employees of the Company (and its participating subsidiaries) and certain former employees of SLM. During 2014, $446,612,187 was transferred to the Plan, including amounts transferred from the Sallie Mae 401(k) Savings Plan in connection with the company separation.

Contributions and vesting

Participants are eligible to contribute from 1 to 75 percent of their eligible compensation to the Plan, in increments of whole percentages, up to the Internal Revenue Service (“IRS”) maximum. The Plan allows participants who will attain age 50 in the current Plan year to make catch-up contributions into the Plan up to the IRS maximum. Participants may also contribute amounts into the Plan from other qualified employer plans in which they had previously participated. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company makes a safe harbor matching contribution on behalf of each Participant after the Participant has accrued six months of service. This matching contribution is 100 percent on the first three percent of a Participant’s contributions and 50 percent on the next two percent of a Participant’s contributions. These matching contributions and related earnings vest immediately. The Company also makes a contribution in an amount equal to one percent of eligible compensation to each eligible employee after one month of service, which vests after one year of service. Employees subject to the Service Contract Act may be eligible to receive fully-vested employer contributions based on the service contract fringe benefit differential rate compared with the company cost of benefits they have elected. Participants also direct the investments of Company contributions.

Participants forfeit their right to Company contributions that are unvested at the time of their termination of service. During 2014, Company contributions were reduced by $81,000 from previously forfeited non-vested accounts. Unused forfeitures at December 31, 2014 totaled $991, which will be used to offset future Company contributions.

Navient 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014

The Plan also allows the Company to make a discretionary profit sharing contribution, whereby the Company determines the amount of net profits, if any, to contribute to the Plan. The Company did not make any profit sharing contributions for the period April 30, 2014 (date of inception) to December 31, 2014.

Notes receivable from Participants

Participants may generally borrow up to 50 percent of their vested benefit to a maximum of $50,000. Participants may have no more than two loans outstanding at any time. The term of a loan will be three or five years, at the election of the Participant, except for a loan to purchase the Participant’s principal residence, which can be repaid over 20 years. Loans are secured by the Participant’s account balance, bear interest at the prime rate established monthly by the Federal Reserve, and are repaid biweekly through automatic payroll deductions. In addition, Participants may repay all or a portion (in $500 increments) of such loans at any time. Loans allowable under the Plan Document, collateralized by Participant account balances, are due in varying installments through 2034, with interest rates ranging from 3.25% to 9%.

Investment elections

The Plan offers a variety of investment options, including various registered investment companies and a unitized employer stock fund. In addition, Participants have the option to make contributions to a self-directed brokerage account. Under the self-directed brokerage account, Participants may direct investments in any security other than Company stock or other investments offered by Fidelity, regardless of whether they are included as investment options offered by the Plan. The one percent Company contribution will be made to the default investment, if a Participant does not make an investment election. The default fund is the Fidelity Freedom Fund, based on the Participant’s date of birth and year in which the Participant attains age 65.

Participant accounts

Each Participant’s account is credited with the Participant’s and the Company’s contributions and their portion of the Plan’s earnings (losses). Plan earnings (losses) are allocated based on the Participant’s designated investments of their account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Payment of benefits

Participants may withdraw funds from their account upon retirement, disability, separation from employment, attainment of age 59-1/2, and certain other times as specified in the Plan document. Distributions shall be made in a lump sum in cash, in the Company’s common stock, or a combination thereof, reduced by the outstanding balance of any loans not repaid by the Participant.

Administrative expenses

Participants pay fees relating to such Participant’s loans and withdrawals. Additionally, Participants may pay for commissions associated with common stock purchases and sales and short term transaction fees in certain funds when Participants trade in and out of the funds within the time restriction specified for such funds. Participant costs, including investment management fees charged by the respective funds, are charged directly to the Participant’s account and are reflected in the statement of changes in net assets available for benefits. The Company bears the remaining cost of Plan administration.

Navient 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014

Plan administration

The Navient Corporation Employee Benefits Fiduciary Committee administers the Plan and is responsible for development of Plan investment policies and guidelines. Officers of the Company or its subsidiaries presently serve as Committee members. The Plan did not pay the Company, its subsidiaries or the Committee members for their services.

2.	Summary of Significant Accounting Policies

Basis of accounting

The Plan maintains its accounting records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Fair Value Measurements

Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 specifies a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of financial instruments included in level 1 are highly liquid instruments with quoted prices.

Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Pricing inputs significant to the valuation are unobservable. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.

The related disclosures are in note 4.

Investment valuation and income recognition

Investments held by the Plan at December 31, 2014 consist of various registered investment companies, a unitized employer stock fund, and a self-directed brokerage option. Common stock, securities and brokerage account investments traded on national securities exchanges are carried at market value based on the closing price on the last business day of the year. The fair value of registered investment companies is determined based on quoted market prices, which represents the net asset value for shares held at year-end. The unit value of the Navient Stock Fund is based on the closing price of the Company’s stock and the value of the money market component on the last business day of the Plan year. The Company’s stock is listed and traded on the NASDAQ Global Select Market. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices.

Navient 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014

The information in note 4 presents the net appreciation in the fair value of investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2014. If a Participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Contributions

Contributions made by employees electing to participate in the Plan under salary reduction agreements and Company contributions are recorded when payable into the Plan.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results could differ significantly from those estimates.

Risks and uncertainties

The Plan provides for various investment options. Such investments are subject to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term, including a decrease in value, and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Benefit payments

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” Under the proposed amendments in ASU 2015-07, Plan investments for which fair value is measured at net asset value per share using the practical expedient should not be categorized in the fair value hierarchy disclosure in the financial statements. See Note 4—“Fair Value Measurements.” ASU 2015-07 is effective for annual periods beginning after December 15, 2015. The adoption of ASU 2015-07 is not expected to have a material impact on the disclosures in the Plan’s financial statements.

Navient 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014

3.	Investments

The individual investments representing five percent or more of the fair value of net assets available for benefits at December 31, 2014 are reflected in the table below.

Fund Name	2014
Spartan 500 Index Inst	58,125,879
Fidelity Contrafund	47,062,437
Fidelity Retirement Government Money Market	32,225,964
Fidelity Balanced K	27,495,941
Fidelity OTC K	27,185,179
AllianzGI NFJ International Value Inst	25,281,156
Fidelity Freedom 2030	25,215,343

4.	Fair Value Measurements

The fair value of Plan investments at December 31, 2014 is shown in the table below.

		Based on
	Fair Value at December 31, 2014	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Registered investment companies
Large Cap	$149,269,298	$149,269,298
Blended	119,354,987	119,354,987	$—	$—
Short term investments	32,225,964	32,225,964	—	—
Mid-Cap	35,429,520	35,429,520	—	—
International	26,565,169	26,565,169	—	—
Bond	36,958,992	36,958,992	—	—
Small Cap	30,439,319	30,439,319	—	—
Navient Stock Fund	18,173,414		18,173,414	—
Self-directed brokerage account	10,716,111	10,716,111	—	—

Total Investments	$459,132,774	$440,959,360	$8,173,414	$—

Navient 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014

Investment income for the period April 30, 2014 (date of inception) to December 31, 2014 is summarized as follows:

Dividends and interest	$27,118,713
Net appreciation in fair value of investments related to:
Registered investment companies	455,309
Navient Stock Fund	4,270,171
Self-directed brokerage account	642,059

$32,486,252

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Internal Revenue Code. In the event of Plan termination, Participants would become 100 percent vested in their Company contributions.

6.	Related-Party Transactions and Party-In-Interest Transactions

Certain Plan investments are shares of registered investment companies, the self-directed brokerage account or amounts of the Navient Stock Fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative services were $81,722 for the period April 30, 2014 (Date of inception) to December 31, 2014. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment.

Additionally, the Plan has investments in the Navient Stock Fund comprised principally of Navient Corporation common stock. At December 31, 2014, the Plan held 1,099,643 units, valued at $18,173,414. During 2014, 1,258,457 units in the amount of $16,126,662 were purchased and 158,814 units in the amount of $2,223,420 were sold related to the Navient Stock Fund. Such transactions qualify as party-in-interest transactions, as Navient Corporation is the Plan’s sponsor. For the period April 30, 2014 (date of inception) to December 31, 2014, the Plan recorded dividend income in the amount of $379,492 from Participants’ investments in the Navient Stock Fund.

7.	Income Tax Status

The Plan Sponsor timely requested a determination by the IRS that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the IRS has not yet issued a determination as to the Plan’s tax-qualified status, the Plan administrator believes that the Plan and related trust are operating in accordance with the IRC and are qualified under Section 401(a) of the IRC. Accordingly, no provision for income taxes has been made.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions for years since inception; however, there are currently no audits for any tax periods in progress.

Navient 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014

8.	Nonexempt Transactions

As reported on the supplemental schedule of delinquent participant contributions (Schedule H, Line 4a), certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 (CFR 2510.3-102), thus constituting nonexempt transactions between the Plan and the Company for the period April 30, 2014 (date of inception) December 31, 2014. The contributions were corrected outside of the Voluntary Fiduciary Correction Program (“VFCP”) in January 2015.

Navient 401(k) Savings Plan

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions

EIN 46-4054283 PN 001

For the Period April 30, 2014 (Date of Inception) to December 31, 2014

Total That Constitute

Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to the Plan	Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under Voluntary Fiduciary Correction Program (“VFCP”) and Prohibited Transaction Exemption 2002-51
$753		$753

See Report of Independent Registered Public Accounting Firm.

Navient 401(k) Savings Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

EIN 46-4054283 PN 001

December 31, 2014

Identity of issue, borrower or similar entity	Description of Investment	Current value
Spartan 500 Index Inst	Registered Investment Company	58,125,879
* Fidelity Contrafund	Registered Investment Company	47,062,437
* Fidelity Retirement Govt MM	Registered Investment Company	32,225,964
* Fidelity Balanced K	Registered Investment Company	27,495,941
* Fidelity OTC K	Registered Investment Company	27,185,179
AllianzGI NFJ International Value Inst	Registered Investment Company	25,281,156
* Fidelity Freedom K 2030	Registered Investment Company	25,215,343
Pimco Total Return Inst	Registered Investment Company	22,031,833
Loomis SM CP Grth IS	Registered Investment Company	21,025,809
* Fidelity Freedom K 2020	Registered Investment Company	20,059,779
* Fidelity Low Priced Stock K	Registered Investment Company	19,838,471
* Fidelity Freedom K 2040	Registered Investment Company	18,242,991
* Navient Stock Fund	Common Stock Fund	18,173,414
Invs Comstock A	Registered Investment Company	16,895,803
Spartan US Bond Index Is	Registered Investment Company	14,927,159
Msif Mid Cap Growth A	Registered Investment Company	12,143,046
Brokeragelink	Self-directed brokerage account	10,716,111
GS Small Cap Value Inst	Registered Investment Company	9,093,920
* Fidelity Freedom K 2055	Registered Investment Company	5,461,765
* Fidelity Freedom K 2010	Registered Investment Company	5,231,894
* Fidelity Freedom K 2035	Registered Investment Company	4,426,737
* Fidelity Freedom K 2025	Registered Investment Company	3,795,265
* Fidelity Freedom K 2050	Registered Investment Company	3,751,422
* Fidelity Freedom K 2045	Registered Investment Company	2,898,552
Victory Estb Value A	Registered Investment Company	2,141,001
* Fidelity Freedom K Income	Registered Investment Company	1,643,658
Spartan Mid Cap Index Adv	Registered Investment Company	1,307,002
Spartan Intl Index Adv	Registered Investment Company	1,284,013
* Fidelity Freedom K 2015	Registered Investment Company	966,753
Spartan Sm Cap Index Adv	Registered Investment Company	319,590
* Fidelity Freedom K 2005	Registered Investment Company	164,887

Participant Loans: * Plan Participants	Loans allowable under the plan instrument, collateralized by Participant account balances, are due in varying installments through 2034, with interest rates ranging from 3.25% to 9%	9,918,410

Total		469,051,184

*	Denotes a party-in-interest

Note: Cost information is not required for participant-directed investments and therefore is not included.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVIENT 401(K) SAVINGS PLAN

Date: June 29, 2015	/s/ TED A. MORRIS
Ted A. Morris
Senior Vice President and Controller
On behalf of the Navient Corporation Employee Benefits Fiduciary Committee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – CohnReznick LLP